AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                 ----------------------------------------------
                          CONSOLIDATED BALANCE SHEETS*
                          ----------------------------

                  Millions of Mexican pesos of March 31, 2003
                  -------------------------------------------
                                purchasing power
                                ----------------

                                                                                               At March 31,
                                                                        ------------------------------------------------------------
                                                                                                       Millions of U.S. Dollars (**)
                                                                                                       -----------------------------
                                                                         2002           2003              2002             2003
                                                                         ----           ----              ----             ----

                                ASSETS

Current assets:
   Cash and cash equivalents                                    Ps       1,819     Ps   1,819      US$      169      US$     169
   Pledged securities                                                      149              -                14                -
   Accounts receivable                                                   3,942          4,224               366              393
   Due from related parties                                                114            351                11               33
   Exhibition rights                                                       634            387                59               36
   Inventories                                                             153            159                14               15
                                                                        -------        -------           -------          -------

   Total current assets                                                  6,810          6,940               633              645

   Accounts receivable from Unefon. S.A. de C.V. (Unefon)                1,904          2,087               177              194
   Property, machinery and equipment-Net                                 2,406          2,299               224              214
   Television concessions-Net                                            3,756          3,785               349              352
   Exhibition rights                                                     1,035          1,335                96              124
   Investment in Unefon                                                  1,847          1,756               172              163
   Investment in Todito.com, S.A. de C.V. (Todito)                         379            302                35               28
   Advance payments to Pappas Telecasting through
      Azteca America                                                       692          1,166                64              108
   Other assets                                                          1,361          1,332               127              124
   Goodwill-Net                                                          1,585          1,484               147              138
   Deferred income tax asset                                               225            159                21               15
                                                                        -------        -------           -------          -------

   Total assets                                                 Ps      22,002     Ps  22,645      US$    2,045      US$   2,105
                                                                        =======        =======           =======          =======



                LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Current portion of long-term bank loans                      Ps          55     Ps      49      US$        5      US$       5
   Current portion of senior secured notes                                              2,959                                275
   Short-term debt                                                         415            449                39               42
   Interest payable                                                        148            157                14               15
   Exhibition rights payable                                               503            502                47               47
   Accounts payable and accrued expenses                                   867            916                81               85
   Due to related parties                                                  107            207                10               19
                                                                        -------        -------           -------          -------

   Total current liabilities                                             2,094          5,239               195              487
                                                                        -------        -------           -------          -------

Long-term liabilities
   Senior secured notes                                                  6,704          4,616               623              429
   Bank loans                                                            1,462          1,324               136              123
   Advertising advances                                                  4,435          4,380               412              407
   Unefon advertising advances                                           2,255          2,145               210              199
   Todito advertising, programming and services advance                    673            480                63               45
   Exhibition rights payable                                               187            193                17               18
                                                                        -------        -------           -------          -------

   Total long-term liabilities                                          15,715         13,137             1,461            1,221
                                                                        -------        -------           -------          -------

   Total liabilities                                                    17,809         18,376             1,655            1,708
                                                                        -------        -------           -------          -------

Stockholders' equity
   Capital stock                                                         2,942          2,942               273              273
   Premium on the issuance of capital stock                                172            172                16               16
   Insufficiency in the restatement of capital                            (778)          (908)              (72)             (84)
   Accumulated deficit                                                    (465)          (538)              (43)             (50)
                                                                        -------        -------           -------          -------

   Majority stockholders equity                                          1,871          1,667               174              155
   Minority stockholders equity                                          2,321          2,602               216              242
                                                                        -------        -------           -------          -------

   Total stockholders equity                                             4,193          4,269               390              397
                                                                        -------        -------           -------          -------
                                                                        -------        -------           -------          -------

   Total liabilities and stockholders equity                            22,002         22,645             2,045            2,105
                                                                        =======        =======           =======          =======

   End of Period Exchange Rate                                            9.02          10.76

*    Mexican GAAP.

** The U.S. dollar figures represent the Mexican peso amounts as of March 31, 2003, expressed as of March 31, 2003 purchasing power, translated at the exchange rate of Ps. 10.76 per U.S. dollar.

                 AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                 ----------------------------------------------
                      CONSOLIDATED RESULTS OF OPERATIONS*
                      -----------------------------------

                  Millions of Mexican pesos of March 31, 2003
                  -------------------------------------------

                                                                              Three months ended March 31,
                                                                              ----------------------------
                                                                                                 Millions of U.S. Dollars (**)
                                                                                                 -----------------------------
                                                                    2002            2003            2002               2003
                                                                    ----            ----            ----               ----

Net revenue                                                   Ps    1,333    Ps     1,373      US$     124        US$    128
                                                                   -------         -------           -----             -----
Programming, production, exhibition and transmission
  costs                                                               586             569               54                53
Sales and administrative expenses                                     247             262               23                24
                                                                   -------         -------           -----             -----

Total costs and expenses                                              833             831               77                77
                                                                   -------         -------           -----             -----

Operating profit before depreciation and amortization                 500             542               46                50

Depreciation and amortization                                         146              99               14                 9
                                                                   -------         -------           -----             -----

Operating profit                                                      354             443               33                41
                                                                   -------         -------           -----             -----

Other expense -Net                                                    (74)            (82)              (7)               (8)
                                                                   -------         -------           -----             -----

Comprehensive financing cost:
Interest expense                                                     (260)           (272)             (24)              (25)
Other financing income (expense)                                       13            ( 21)               1                (2)
Interest income                                                        51              41                5                 4
Exchange gain (loss) -Net                                             110            (193)              10               (18)
Gain on monetary position                                              17              22                2                 2
                                                                   -------         -------           -----             -----

Net comprehensive financing cost                                      (69)           (423)              (6)              (39)
                                                                   -------         -------           -----             -----

Income (loss) before provision for income tax and
  deferred income tax                                                 211             (62)              20                (6)

Provisions for:
Income tax                                                            (67)            (44)              (6)               (4)
Deferred income tax benefit                                             7               -                1                 -
                                                                   -------         -------           -----             -----

Net income (loss)                                           Ps        151    Ps      (106)     US$      14        US$    (10)
                                                                   =======         =======           =====             =====
                                                                   -------         -------           -----             -----
Net income of minority stock holders                        Ps         96    Ps        34      US$       9        US$      3
                                                                   =======         =======           =====             =====
                                                                   -------         -------           -----             -----
Net income (loss) of majority stock holders                 Ps         55    Ps      (140)     US$       5        US$    (13)
                                                                   =======         =======           =====             =====

End of Period Exchange Rate                                 Ps       9.02    Ps     10.76

*    Mexican GAAP.

** The U.S. dollar figures represent the Mexican peso amounts as of March 31, 2003, expressed as of March 31, 2003 purchasing power, translated at the exchange rate of Ps. 10.76 per U.S. dollar.